Exhibit 99.2

INZON Names Trip Camper as C.E.O.

DELRAY BEACH, FL.--(MARKET WIRE) – September 19, 2007 - InZon Corporation  (OTCBB:IZON) today announced that Sydney D. (Trip) Camper III, a longtime veteran of the Telecom Industry, has been named Chief Executive Officer and President and elected to the board of directors, effective October 1, 2007.

Camper succeeds David F. Levy, who has served in the positions since he founded the Company in 2004. Levy will remain Chairman of the Company.

Mr. Camper has an extensive track record of successfully leading and growing public holding companies. As CEO of Fiji Cell, now a subsidiary of inZon Corporation through its recently announced acquisition of South Pacific Management Holdings, Inc., his primary focus has been on expanding Mobile Cellular Services throughout the South Pacific Region.

Mr. Camper was also the founder of Elandia, Inc. and served as its Chief Executive Officer and President from inception through an IPO in 2006.  Mr. Camper also served on the Board of Directors of Elandia and on the boards of seven Elandia subsidiaries of the DaTec Group of Companies in the Pacific Island Nations.

Mr. Camper, who has extensive expertise in mergers, acquisitions and divestitures within the global telecommunications industry, has been a leader in the telecom development business for over a decade, building companies in the telecommunication industry culminating in their sale to a Fortune 500, NYSE listed Company.

Mr. Camper was CEO and President of the Morgan-Dos Development Company, a telecommunication tower infrastructure company, which he sold to MasTec in 2000 and became part of the key management group of MasTec.

Mr. Camper was also a partner in TowerCom, a communication tower development company, whose ownership was financed by South Coast Capital Corporation. Formerly, Mr. Camper also served as President of CCI Global Telecom, with operations spanning from the United States to Brazil.

Mr. Camper was also President and CEO of The BECT Group, Inc., a company involved in acquisitions, mergers, management consulting and franchise consulting.  Mr. Camper was Entrepreneur Magazine’s “Success Story” in November of 1986.

Levy commented on Camper's appointment, stating: “As we build our senior team to implement an aggressive growth strategy, Trip’s experience gives us a solid background to assist the Company in refining its strategy towards Wireless Mobile Applications, Operations and Expansion, leading M&A activity and Managing the Overall Business. We are pleased to have Trip leading the InZon team.”

“I am honored to join the team of hard-working and dedicated people at InZon who are committed to achieving excellence in the telecom industry,” Camper said. “David Levy’s original vision and the great work of his team provide a foundation that we can build on to create new success stories for the entire InZon group of companies.”

About InZon

InZon is a Global Communications Company that utilizes its own modern hybrid worldwide VoIP/TDM network for both voice and data traffic for a wide range of telecommunication services.  InZon’s software application group, SAE, provides the same proprietary operation support software (OSS) that has been licensed to and used by an impressive range of clients from the broadcast, telecom, media, satellite industries, such as NBC, CBS, Hughes Television Network, British Telecom, PanAmSat and many others.  In addition, InZon’s VeriCash Division is developing systems for Stored Value/Mobile Wallet payment technologies designed to allow users to send money from their cell phone and acts as a Virtual Point of Sale device via secure modes in most countries in the world.

InZon’s proprietary switches and systems control both traditional legacy TDM (Traditional Time Division Multiplexing Voice Circuits) and IP Telephony technology (or Transitional Telecom technology).  This provides the Company with a hybrid system that is the best of both worlds.  The Company uses its own proprietary, leading edge monitoring and management software to thoroughly evaluate profitability in real-time and employ dynamic routing that will allow its systems to immediately react to changing network conditions and reroute based on key predefined criteria.   For the majority of its traffic, the Company now utilizes Voice over Internet Protocol ("VoIP") technology to provide complete voice, fax, data and conference call services on an ASP platform. This gives the Company the ability to provide rapid “time to market” on new services and provide the most economical and flexible operations possible.

The company operates from executive offices in Delray Beach, Florida, and maintains redundant telecom equipment installations at its executive offices as well as at facilities at 60 Hudson Street, in New York, with fully redundant switching systems for international operations in London, and the announced central switching facilities and exchange services to be offered jointly with NewCom International through the Company’s newly formed subsidiary, WorldHub Exchange (WorldHubX™).

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This release or any other written or oral statements made by or on behalf of InZon and its subsidiaries may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. Forward-looking statements involve the Company's current assessment of risks and uncertainties, which may cause actual events and results and prospects to differ materially from those expressed or implied in these statements. Certain information regarding such risks and uncertainties is set forth in the Company's filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For further information contact:

ir@inzon.com

David F. Levy 561-279-8200

Richard Dea 561-279-8200

www.inzon.com